SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

6 November 2023

PRUDENTIAL PLC Q3 BUSINESS PERFORMANCE UPDATE

Year to date new business performance remains strong

Performance highlights on a constant1 (and actual) exchange rate basis for the nine months ended 30 September 2023

●     Year to date new business profit2 was up 37 per cent (34 per cent) to $2,143 million with Q3 business momentum continuing to reflect the strength of our multi market, multi-channel strategy. Excluding economic impacts3 new business profit was up 48 per cent (45 per cent), with margins improved due to positive developments in channel and geographic mix ..
●     Year to date APE sales4 were up 40 per cent (36 per cent) to $4,417 million led by Hong Kong, with increased sales to both Chinese Mainland visitors and Domestic customers compared with the same period last year.

APE new business sales4 (APE sales) and EEV new business profit2(NBP)

			Actual exchange rate				Constant exchange rate
	YTD 30.09.2023 $m		YTD 30.09.2022 $m		Change %		YTD 30.09.2022 $m		Change %
	APE sales	NBP	APE sales	NBP	APE sales	NBP	APE sales	NBP	APE sales	NBP
Total	4,417	2,143	3,247	1,597	36%	34%	3,147	1,562	40%	37%
Total new business margin (%)		49%		49%				50%

CEO Anil Wadhwani, said: "The new business momentum we saw in the first half of 2023 continued in the third quarter. The strength of our distribution capabilities and the diversification of the business across markets, products and channels drove our performance in the nine months to 30 September 2023, with fifteen of our life markets across Asia and Africa delivering double-digit growth in new business profit.

"Consumer demand in Asia remained resilient and we have seen ongoing demand for both savings and health and protection products from both Domestic and Chinese Mainland visitor customers in Hong Kong. At the same time, several of our ASEAN5 based businesses have seen double-digit growth in new business profit for the first nine months of 2023. In the Chinese Mainland, the industry-wide changes in both product and bancassurance distribution regulations and our pro-active actions to diversify product mix are leading to some disruption in sales. However, these changes are expected to be beneficial to the development of the domestic industry by increasing the role for insurance to meet customer needs and providing continuing demand for long-term savings and health and protection products.

"We are focused on the execution of our recently announced five-year strategy designed to enhance the Group's operational efficiency and increase the productivity of our agency and bank distribution channels. We continue to build our core capabilities across our strategic pillars of Customer, Distribution and Health and supporting enablers including Technology. In this regard we have recently appointed Ashley Veasey as our new Chief Information Technology Officer, reflecting the importance of technology and innovation in enhancing our customer and distribution experiences".

Going forward, Prudential plans to provide business performance updates for the first three months and nine months of the year.

Outlook

Our diversified business model and strong capitalisation positions us well to navigate ongoing challenges in the macro-economic and geopolitical environment. Looking forward the environment continues to be challenging but new business momentum has continued into the fourth quarter supported by our multi-market growth engine.

Performance summary for the nine months ended 30 September 2023

APE sales grew significantly compared with the same period in 2022 and, excluding economic impacts, new business margins improved3 due to positive developments in channel and geographic mix. Health and protection products accounted for 37 per cent of our total new business profit. APE sales through the agency channel increased by 81 per cent while new business profits were up 62 per cent6 from the equivalent period in the prior year despite the negative impact from interest rate movements. The increased agency APE sales reflected the continued demand from Chinese Mainland visitors and Domestic customers in Hong Kong and an improvement in agency production in the majority of the other markets. APE sales through the bancassurance channel increased 3 per cent compared with the same period last year. This was mainly a result of new products and bank partners in Taiwan, an improvement in Malaysia and the continued success of our multi-currency savings product in Hong Kong, partially offset by headwinds to sales through the Chinese Mainland bancassurance channel and reduced consumer sentiment in Vietnam.

Market highlights for the nine months ended 30 September 2023

In Hong Kong, APE sales to both Domestic customers and Chinese Mainland visitors grew strongly compared with the same period in the prior year. The Hong Kong economy continued to recover year on year led by inbound tourism and domestic demand, with over 8 million people from the Chinese Mainland visiting Hong Kong in the third quarter of 2023. Visitor numbers in the discrete third quarter were circa 90 per cent of that in the same period of 2019, while APE sales to Chinese Mainland visitors in the same period were circa 1.3 times of that in 2019. In addition to these sales we also saw double-digit growth in the Domestic segment's new business profit in the discrete third quarter of 2023 compared with the same period in the prior year. While the appetite for savings products remained elevated in Q3, the case sizes started to normalise after the initial border reopening earlier this year. Health and protection sales contributed to more than a third of the new business profit with growth in both the agency and bancassurance channels. Consequently, the new business margin increased sequentially for each quarter of 2023, if economic effects were excluded7.

In the Chinese Mainland, our pro-active actions to diversify product mix and the implementation of the anticipated regulatory changes resulted, as expected, in a decline in APE sales at CITIC Prudential Life (CPL) in the first nine months of the year. CPL's APE sales declined further in the third quarter when compared with the prior period due to the revisions to products required by the regulatory changes for bancassurance announced in the quarter. New business profit for the agency channel grew in the first nine months offset by a decline in the bancassurance channel. New business margins improved for both channels in the discrete third quarter supported by a shift in product mix to health and protection, particularly within the agency channel. Agency productivity measured by cases per active agent recorded double-digit growth in the third quarter8. We are confident that the continued focus on quality establishes a good foundation for future growth.

Within our larger ASEAN5 based businesses:
o   Indonesia and Malaysia saw continued momentum in APE sales and new business profit for the year to date. In Indonesia, the positive effect on new business profits from product repricing and upgrades seen in the first half of 2023 moderated in the third quarter, but the overall growth in new business profit remained robust. In Malaysia we continue to take actions to improve productivity by developing programs to support both new and established agents which have seen productivity9 increase consistently each quarter since the start of 2023.
o   In Singapore, the strength of our franchise and the quality of our distribution model saw APE sales increasing year on year in the discrete third quarter. This was aided by a rebound of the bancassurance channel as the benefit of new regular premium product launches came through. Given the impact and challenges of higher interest rates on sales in the first half of the year, total new business profits for the first nine months of the year were lower than the same period in the prior year. Our continued focus on customer experience resulted in recognition by The Straits Times as the top insurer for customer service.
o   In Vietnam APE sales and new business profit when compared to the corresponding period declined more in the third quarter than the first half of 2023 reflecting an industry-wide fall in consumer sentiment. However, the business's focus on customers and the strength of its agency force has seen it outperform the market, increase its market share and maintain its number one position in the market10.

Both ICICI Prudential Life and Africa delivered double-digit growth for APE sales and new business profits in the nine months to 30 September compared with the same period in the prior year. ICICI Prudential Life has seen recent growth in its retail protection sales, improving persistency and is focused on innovating product design to meet customer needs.

Eastspring's third party flows (excluding money market funds and funds managed on behalf of M&G) increased in the third quarter to give a total year to date net inflow of $2.1 billion, driven by retail clients with net inflows into higher margin retail equity funds. Market movements and foreign exchange rate effects in the third quarter together with the redemption of funds managed on behalf of M&G plc led to a reduction in funds under management to $216 billion at the end of September 2023 compared to $221 billion11 at the end of 2022. The overall asset mix has remained stable and continued to be diversified across both clients and asset classes.

Notes
1     Comparisons are to the first nine months of the prior year unless otherwise stated and year-on-year percentage changes are provided on a constant exchange rate basis unless otherwise stated. All results are presented in US dollars.
2     New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles. Amounts for joint ventures and associates are included on the basis of the Group's proportionate share. See the EEV basis results in Prudential's Half Year 2023 Report for further explanation.
3     This is a comparison with the first nine months of 2022 if new business profit for the first nine months of 2023 had been calculated using economics (including interest rates) as at 30 September 2022.
4     APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS. Amounts for joint ventures and associates are included on the basis of the Group's proportionate share. It is not representative of revenue recorded in the IFRS financial statements. See note II of the Additional financial information in Prudential's Half Year 2023 Report for further explanation.
5     Markets within the Association of Southeast Asian Nations.
6     Excluding the effects of economics, the new business profit for agency channel increased by 74 per cent.
7     Based on a consistent set of economics including interest rates (31 March 2023).
8     Double-digit growth in agent productivity measured over the nine months to 30 September 2023 compared to the nine months to 30 September 2022, and also measured over the discrete 3 months to 30 September 2023 compared to the discrete 3 months to 30 September 2022.
9     Agency productivity by reference to APE sales per active agent.
10   Source: Q3 2023 Vietnam Actuarial Network data.
11   On an actual exchange rate basis.

Contact:

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 9611 2981
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
Sophie Sophaon	+852 6286 0229	Darwin Lam	+852 2918 6348

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Metrics presented

This business performance update provides relevant information on the trading and sales development of the Group in the first nine months of 2023. This update focusses on annual premium equivalent (APE) and new business profit (NBP), which are key metrics used by the Group's management to assess and manage the development and growth of the business. APE sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. NBP is measured in accordance with European Embedded Value (EEV) Principles and reflects the value of future profit streams which are not fully captured in shareholders' equity in the year of sale under IFRS. Under this methodology, discount rates and other economic assumptions are updated at the end of each reporting period to reflect current interest rates, introducing a degree of volatility into the NBP measure. In addition, the entire NBP amounts within a given reporting period are updated using end of period discount rates. In particular, the first nine months 2023 NBP contained in this announcement is based on interest rates as at 30 September 2023. When published, the full year 2023 results will contain NBP for the full year based on interest rates as at 31 December 2023. Consequently, the NBP values for the first nine months of 2023 that will be presented in the full year 2023 results may differ to the amounts included in this announcement.

The presentation of these key metrics is not intended to be considered as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS Standards. Further information about these metrics including a reconciliation of EEV shareholders' equity for half year 2023 to the most directly comparable IFRS measure can be found in the Group's Half year 2023 Report.

Forward-looking statements

This announcement contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to ESG matters, and statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

●          current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the  Russia-Ukraine conflict, the conflict in the Middle East and related or other geopolitical tensions and conflicts), which may also impact policyholder behaviour and reduce product affordability;
●          asset valuation impacts from the transition to a lower carbon economy;
●          derivative instruments not effectively mitigating any exposures;
●          global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment;
●          the longer-term impacts of Covid-19, including macro-economic impacts on financial market volatility and global economic activity and impacts on sales, claims (including related to treatments deferred during the pandemic), assumptions and increased product lapses;
●          the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
●          the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential's designation as an Internationally Active Insurance Group;
●          the physical, social, morbidity/health and financial impacts of climate change and global health crises, which may impact Prudential's business, investments, operations and its duties owed to customers;
●          legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to ESG reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks);
●          the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of  corporate governance and responsible business practices);
●         the impact of competition and fast-paced technological change;
●          the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates;
●          the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries;
●          the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group's employees;
●          the availability and effectiveness of reinsurance for Prudential's businesses;
●          the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events;
●          disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners) including the Pulse platform;
●          the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential;
●          the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
●          the impact of legal and regulatory actions, investigations and disputes.

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of Prudential's Half year 2023 Report and 2022 Annual Report. Such reports are available on Prudential's website at www.prudentialplc.com.

Any forward-looking statements contained in this announcement speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of Prudential's Half year 2023 Report and 2022 Annual Report.

Cautionary statements
This announcement does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 November 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer